SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

17 October, 2003

TELIASONERA AB

(Translation of registrant’s name into English)

Marbackagatan 11 S-123 86 Farsta, Sweden
(Address of principal executive offices)

0-30340

(Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F .........

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........ No ....X....

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:October 17, 2003	TELIASONERA AB
	By:	/s/ Jan Henrik Ahrnell

Vice President and Legal Counsel

Press Release
October 17, 2003

Simplicity and service to drive future growth

Simplicity and service will be the two leading concepts for TeliaSonera in the future. During the next seven years TeliaSonera will transform into a genuine service company through simplifying all aspects of operations.

In Stockholm yesterday under the common theme “Simplicity makes everything possible”, TeliaSonera’s President and CEO Anders Igel launched the company ´s Vision for 2010 to 850 top managers from TeliaSonera ´s markets in the Nordic and Baltic countries, Russia, Turkey and Eurasia.

“Telecom development over the last 150 years has meant that we have made things far too complicated in the telecom industry,” says Igel and points out simplicity as the main means to reach the vision of a genuine service company for 2010.

“We regard simplicity in all its aspects as the single most important element in order for customers to start using our new services more frequently. We believe this will be the key to create growth in the coming years,” continues Igel.

The development of the TeliaSonera Vision 2010 has involved large parts of the company. 700 managers and employees have been deeply involved in the process and in addition 3,000 employees have been active over our intranet. “We believe that a broad and thorough preparation phase is the prerequisite for making this happen. We will immediately start to implement this in our daily work,” says Igel.

Our benchmarking peers over the coming decade will not be traditional competing operators. “Telecom operators are far from what we believe genuine service is about, and in all the major markets we already have a good position in that comparison,” continues Igel. “On the contrary we will stretch our ambitions and compare ourselves with the top players in the European service industry, such as airlines, hotels and restaurants.”

One of the central parts of the vision is the non-technological perspective. “We believe that people are sick and tired of all the different systems, abbreviations and adaptations necessary. Our customers do not care if we use fixed, mobile or datacom technologies. We want all our systems to work together seamlessly”, claims Igel. “It will take some time before we arrive at our goals, but I am convinced that already by 2005 we will see substantial improvements compared to the situation today,” says Igel.

“For me the Vision 2010 constitutes the start of something new and signifies a now fully integrated TeliaSonera. Efficiency measures and synergy realisation will of course continue, but now the joint operation also has a common direction in which to move,” concludes Anders Igel.

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For further information journalists can contact:
TeliaSonera ´s Press Service, +46-(0)8-713 58 30

Forward-Looking Statements
Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.